UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               IWI HOLDING LIMITED
                                (Name of Issuer)

                                  COMMON STOCK
                            -------------------------
                         (Title of Class of Securities)

                                    G49864104
                                -----------------
                                 (CUSIP Number)

                                  Peter S. Yau
                 358 Tarrington Way, Bolingbrook, Illinois 60440
                                 (630) 739-7574
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 24, 1998
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box: [ ]

Note schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                                  SCHEDULE 13D
CUSIP NO. G49864104                                                  Page 2 of 4
Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

      Bamberg Company Limited

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)  [     ]
      (b)  [     ]

3     SEC USE ONLY

4     SOURCE OF FUNDS (See Instructions)

      WC

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [     ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands


      NUMBER OF          7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY                 918,750 shares of Common Stock and 3,644,880 of
      OWNED BY                   Preferred Stock
       EACH
     REPORTING           8       SHARED VOTING POWER
      PERSON
       WITH                       -0-

                         9       SOLE DISPOSITIVE POWER

                                 918,750 shares of Common Stock and 3,644,880 of Preferred Stock

                         10      SHARED DISPOSITIVE POWER

                                         -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      918,750 shares of Common Stock and 3,644,880 of Preferred Stock

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
      (See instructions)    [     ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.96%  of the Common Stock and 100% of the Preferred Stock

14    TYPE OF REPORTING PERSON (See Instructions)

        CO

SCHEDULE 13D(continued)                                        Page 3 of 4 Pages

     This Schedule 13D is filed on behalf of Bamberg Company Limited (the "Reporting Person").

Item 1.  Security and Issuer

     This Schedule 13D relates to 918,750 shares of common stock, no par value (the "Common Stock") and 3,644,880 shares of preferred stock, no par value (the "Preferred Stock") of IWI Holding Limited (the "Issuer"). The principal executive office and mailing address of the Issuer is 1010 Executive Court, Suite 300, Westmont, Illinois 60559.

Item 2.  Identity and Background

     Bamberg Company Limited is a corporation organized under the laws of the British Vrigin Islands engaged in the business of investments, whose principal office address is 358 Tarrington Way, Bolingbrook, Illinois, 60440.

     The Reporting Person, has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Compensation

     On or about July 1, 1998, Rhine Investment Holdings Company Limited ("Rhine Investment"), a wholly owned subsidiary of Rhine Holdings Limited ("Rhine Holdings"), executed a promissory note (the "Note") in the principal amount of $230,000, in favor of Chan Mau Hing ("Chan"). The Note was secured by a security agreement ("Pledge Agreement") pledging collateral consisting of 918,750 shares of the Issuer's common stock owned by Rhine Investment and 3,644,880 shares of the Issuer's preferred stock owned by Rhine Holdings, together constituting more than a majority of the voting power of the Issuer.

     Upon failure to pay the Note and in accordance with the terms of the Pledge Agreement, Chan foreclosed upon the Common and Preferred Stock, and sold the collateral to Bamberg Company Limited for 85% of the value of the stock based upon a September 22, 1998 NASDAQ stock quote of .0625. The source of the $145,000 was working capital of the Reporting Person.

Item 4.  Purpose of the Transaction

     The Reporting Person acquired the shares of Common Stock and Preferred Stock as a result of the purchase at foreclosure as described in Item 3. The Reporting Person has no specific plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
     reorganization  or  liquidation,   involving  the  Issuer  or  any  of  its
     subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

SCHEDULE 13D(continued)                                        Page 4 of 4 Pages

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a) According to the information furnished to the Reporting Person by the Issuer, there were 2,554,700 shares of Common Stock and 3,644,880 shares of Preferred Stock issued and outstanding as of November 6, 1998.

     (b) Based upon such information, the Reporting Person directly owns and has the sole power to vote or dispose of 918,750 shares of Common Stock and 3,644,880 of Preferred Stock, representing 35.96% of the Common Stock and 100% of the Preferred Stock, which together give the Reporting Person 62.63% of the voting power of the Issuer.

     (c) For the past 60 days or since the most recent filing of Schedule 13D, whichever is less, the Reporting Person has had no transactions in either the Preferred or Common shares of securities of the Issuer.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable.

Item 7.  Material to be filed as Exhibits.

     10.1 Purchase Agreement

     10.2 Promissory Note for $230,000

     10.3 Pledge Agreement securing note for $230,000

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

                                                     BAMBERG COMPANY LIMITED


Dated:   January 21, 1999
                                                      /s/  Peter S. Yau
                                                     --------------------------
                                                  By:Peter S. Yau
                                                     President